SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in continuity with the notice to shareholders disclosed by the Company on January 31, 2023 regarding the incorporation of all shares issued by the subsidiaries (i) Companhia Hidro Elétrica do São Francisco (“CHESF”); (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”); (iii) Furnas – Centrais Elétricas S.A. (“Furnas”); and (iv) Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte” and, jointly with CHESF, CGT Eletrosul and Furnas, the “Subsidiaries” and “Incorporation of Shares”, respectively), announces to its shareholders and the market in general the following:

End of the Exercise Term. The deadline for exercising the right of withdrawal of shareholders holding class “A” preferred shares issued by the Company (“PNA Shares”) and shareholders of Subsidiaries who rejected, abstained, were not present at the extraordinary general meeting of shareholders of the respective Subsidiary that decided on the respective Merger of Shares or who had no voting rights to withdraw from the respective company ("Dissident Shareholders" and "Withdrawal Rights", respectively) ended on March 2, 2023 ("Exercise Period"), pursuant to art. 137, item IV of Law No. 6,404, of December 15, 1976, as amended (“Corporate Law”).

Exercise of the Right of Withdrawal in the Company. The Company found that, during the Exercise Period, the Withdrawal Right was exercised by Dissenting Shareholders holding 4,361 PNA Shares.

Special Balance Sheet Survey. There was no request for drawing up a special balance sheet against the Company by the said Dissenting Shareholders, pursuant to article 45, paragraph 2, of the Brazilian Corporate Law.

Refund Amount. The total amount to be disbursed by the Company as reimbursement to Dissenting Shareholders holding PNA Shares will be R$ 211,586.56.

Non-Reconsideration of Incorporation of Shares. Considering that the payment of the aggregate reimbursement amount to Dissenting Shareholders holding PNA Shares does not jeopardize the Company's financial stability, the Company's management informs that it decided not to call the general meeting of shareholders to reconsider or ratify the Incorporation of Shares, pursuant to article 137, paragraph 3, of the Brazilian Corporate Law.

Payday. The payment of the reimbursement of the PNA Shares held by the Dissenting Shareholders who exercised the Right of Withdrawal will be carried out on March 13, 2023.

Additional Information. Additional information related to the Merger of Shares or the Right of Withdrawal may be obtained by shareholders on the Company's website (https://eletrobras.com/ ) or by contacting the Company's Investor Relations Superintendence through the address of email: ombudsman-ri@eletrobras.com.

Rio de Janeiro, March 07, 2023.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.